January 17, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street N.E.
Washington, D.C. 20549
Attention: Ms. Erin Donahue

Re:	SuperCom Ltd.
Registration Statement on Form F-3 Filed on January 10, 2025
File No. 333-284219

Dear Ms. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SuperCom Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated so that it will become effective at 5:00 P.M. Eastern Time on Tuesday, January 21, 2025 or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466, or in his absence Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Sincerely,

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	President and Chief Executive Officer

Cc:	Arie Trabelsi, Acting Chief Financial Officer Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)
Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)